SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For April 2010
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes          No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of April 2010, incorporated by reference herein:
Exhibit
99.1 Release dated April 13, 2010, entitled “BLYVOOR PROVISIONAL JUDICIAL
MANAGEMENT ORDER LIFTED
”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: April 13, 2010
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
Issuer code: DUSM
Nasdaq trading symbol: DROOY
("DRDGOLD" or "the Company")
BLYVOOR PROVISIONAL JUDICIAL MANAGEMENT ORDER LIFTED
‘Once again, a successful concern’
Johannesburg, South Africa. 13 April 2010. DRDGOLD announced today that the High Court of South
Africa has agreed to lift, with immediate effect, the provisional judicial management order in place in respect of the Company’s 74%-owned subsidiary, Blyvooruitzicht Gold Mining Company Limited (“Blyvoor”) since 10
November 2009.

DRDGOLD CEO Niël Pretorius, in the Company’s application to the court for the lifting of the provisional judicial management order, pointed out that:

      •      for the period November 2009 to February 2010, Blyvoor has traded at an unaudited profit of R33
             578 400;

      •      trade creditors at the time when the provisional judicial management order was granted have been reduced from R39 million to R2.17 million;

      •      monthly production of gold has increased from 272kg to 315kg;

      •      the gold price has increased from R240 000/kg to R265 000/kg.

Pretorius added that the four judicial managers appointed by the court supported its application for the lifting of the provisional judicial management order, on condition that DRDGOLD’s provision of a R15 million facility to Blyvoor, available from November 2009 but not accessed, remains in place.

“The provisional judicial management of Blyvoor has been a success; the Company is able to pay its debts as and when they fall due for payment; it has turned the corner and is, once again, a successful concern,”
Pretorius said.

DRDGOLD applied for and was granted the provisional judicial management order in November 2009 following several months of increasing operational and financial stress experienced by Blyvoor as a consequence of:

     •      a series of seismic events during May 2009 which caused a substantial drop in mining production;

     •      a 33% rate increase imposed by power utility Eskom during July 2009;

     •      a protracted labour strike; and

     •      a sharp decline in the gold price between February and May 2009, from R317 000/kg to R240
            000/kg.

The financial information provided in this announcement has not been reviewed or reported on by the
Company’s auditors.

13 April 2010
Queries:
South Africa & North America
James Duncan, Russell & Associates
+27 11 880 3924 (office)
+27 82 892 8052 (mobile)

United Kingdom/Europe
Investor and Media Relations
Phil Dexter, St James's Corporate Services
+44 20 7499 3916 (office)
+44 779 863 4398 (mobile)

Sponsor
One Capital

For more information, please visit www.drdgold.com
Disclaimer:
Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a continuing strengthening of the rand against the dollar, regulatory developments adverse to DRDGOLD or difficulties in maintaining necessary licences or other governmental approvals, changes in DRDGOLD's competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.

These risks include, without limitation, those described in the section entitled "Risk Factors" included in our annual report for the fiscal year ended 30 June 2009, which we filed with the United States Securities and Exchange Commission 27 November 2009
on Form 20-F. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to the occurrence of unanticipated events.